EXHIBIT 99.4

CERTIFICATION

Pursuant to 18 U.S.C. Section 1350,
as Enacted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the annual report of Enbridge Inc. (the “Corporation”) on Form 40-F for the fiscal year ending December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, J. Richard Bird, Executive Vice President, Chief Financial Officer & Corporate Development of the Corporation, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.            The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.            The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Dated at Calgary, Alberta, this 18th day of February, 2010.

“signed”
J. Richard Bird
Executive Vice President, Chief Financial Officer & Corporate Development